December 21, 2007

Mr. Gary R. Todd

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C.  20549

RE:

The Aristotle Corporation

Form 10-K for the fiscal year ended December 31, 2006

File No. 0-14669

Dear Mr. Todd,

The Aristotle Corporation (the “Company”) has received your letter of December 7, 2007, in which you have provided additional comments and questions from your review of the Company’s Form 10-K for the year ended December 31, 2006.  The Company’s management has reviewed your comments and has prepared the following text as responses to each comment.

Form 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, page 16

1.

We refer to your response to comment 2.  Under question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures you should not characterize a non-GAAP financial measure as EBITDA if that measure is not conventionally determined.  If believe that what you report as “other expense (income)” is appropriately considered interest for purposes of determining EBITDA please disclose why in future filings.  Otherwise, please comply with the guidance from question 14.

RESPONSE:

Management has reviewed question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Based on this guidance, the Company will delete disclosure of EBITDA in future filings.

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

December 21, 2007

2.

We refer to your response to comment 3.  When presenting EBITDA as a performance measure you should also provide substantive disclosure under question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  The disclosures you make in support of EBITDA as a performance measure are generic and are insufficient for that purpose.  In future filings please delete disclosure of EBITDA as a performance measure or expand to provide substantive disclosure under Question 8.  If you intend to continue to disclose EBITDA as a performance measure, provide us your proposed future disclosure.

RESPONSE:

Management has reviewed question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Based on this guidance, the Company will delete disclosure of EBITDA in future filings.

As a related matter, your response also indicates that EBITDA, as disclosed, is defined in your debt covenants.  If you present that measure in describing and explaining your compliance with debt covenants, please expand future filings to provide the disclosures called for under Question 10 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Show us what you plan to disclose.

RESPONSE:

As noted above, the Company will delete disclosure of EBITDA in future filings.

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

December 21, 2007

Note (13) Long-term Accruals, page 52

3.

We refer to your response to prior comment 6.  Please further explain to us how you are applying the accounting described in the next to last paragraph of the response.  In that regard, please:

•

Provide a schedule showing the expected cash flows from the arrangement.

RESPONSE:

At the inception of the transaction, the Company received cash of $2.0 million and a 15-year promissory note carrying annual interest of 5% on principal which is amortized over the term of the note.  Principal payments are required to be made semi-annually over the 15 years as follows:

•

First ten payments @ $158k (6/30/2007 through 12/31/2011)

•

Next ten payments @ $276k (6/30/2012 through 12/31/2016)

•

Last ten payments @ $297k (6/30/2017 through 12/31/2021)

The Company received a 15-year exclusive worldwide license to the trademark, the consideration for which is a stream of semi-annual royalty payments.  Scheduled royalty payments to be made semi-annually over the 15 year period are as follows:

•

First ten payments @ $518k (6/30/2007 through 12/31/2011)

•

Next ten payments @ $468k (6/30/2012 through 12/31/2016)

•

Last ten payments @ $396k (6/30/2017 through 12/31/2021)

Over the term of the agreement, the Company will have (i) cash inflow from the $8 million note of $11.8 million (including interest), (ii) cash outflow from the royalty payments of $13.8 million, (iii) investment income on the $2.0 million received at the inception of the transaction of $3.1 million, based upon an average investment yield of 6.5%, and (iv) reduction in income taxes paid of $3.5 million, resulting in an expected net cash inflow of $4.6 million.

Years	Net Cash Flow *
1-5	$146.4
6-10	1,592.2
11-15	2,880.1
Total	$4,618.6

* (in thousands)

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

December 21, 2007

•

Show us how you are recording the cash flows subsequent to the initial $2 million received at inception.

RESPONSE:

Based upon the terms of the agreement, the Company should, in the year ending December 31, 2007, have a net cash inflow of approximately $32,000, and record an expense of $367,000, investment income of $130,000 and a tax benefit of $223,000.  The Company does not anticipate that there will be any material effect to its annual cash flows in subsequent years as a result of the agreement.

•

You indicate that the long-term accrual is being increased over the term of the agreement.  Please tell us the ultimate amount and what that amount is intended to represent.

RESPONSE:

Based on a value for the trademark of $10.0 million at the transaction date (and the receipt of $2.0 million at the inception date), the long-term accrual will increase by $47,000 in the year ending December 31, 2007, and thereafter over the term of the agreement by $8.0 million to an estimated fair value of $10 million at the end of the term of the agreement.

•

Explain how you determined the fair value of the trademarks at the end of the term.

RESPONSE:

Pursuant to the terms of the agreement, the sale price of the trademark at the transaction date was $10.0 million. The Company has no obligation to purchase the trademark at the end of the term of the agreement, but only an option to do so at the then-fair market value.  The Company has no reason to believe that the value of the trademark will increase or decrease from the sale price at the transaction date.  Therefore, the Company has based its method of accounting on the $10.0 million sale price.

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

December 21, 2007

If you have further questions regarding these responses or other comments related to the Company’s Form 10-K for the year ended December 31, 2006, please contact me at (920) 568-5576, by fax (920) 568-5776 or by email at int@enasco.com.

Sincerely,

/s/ Dean T. Johnson

Dean T. Johnson

Vice President and

 Chief Financial Officer